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January 11, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Attn:	Mr. James Murphy
Petroleum Engineer

Re:	Whiting USA Trust I
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 001-34026
Dear Mr. Murphy:
On behalf of The Bank of New York Mellon Trust Company, N.A., as Trustee of Whiting USA Trust I (the “Trust”), we are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2010, with respect to the Trust’s 2009 Form 10-K filed with the Commission on March 15, 2010, File No. 001-34026 (the “Form 10-K”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.
Form 10-K for Fiscal Year Ended December 31, 2009
Engineering Comments
General, page 5
1.	You disclose that no assurance can be given regarding the amount or timing of actual production from the underlying properties here

Securities and Exchange Commission
January 11, 2011

and in the section Description of the Underlying Properties on page 21. Please explain to us how this disclosure comports with the definitions of proved oil and gas reserves and reasonable certainty described in Rule 4-10 of Regulation S-X. In this regard, you should have reasonable certainty — from a given date forward, from known reservoirs, and under existing operating conditions, operating methods, and government regulations — that the volume of reserves you have stated are proved will be produced in the time you state they will be given that conditions remain relatively the same. Please remove from your proved reserves base the volume of proved reserves on which you can give no assurance regarding the amount to be produced in the future or the timing of that production or remove any disclosure that implies your proved oil and gas reserves do not have reasonable certainty with respect to production.
Response:
The Staff is advised that the reserves of the Trust and those attributable to the underlying properties properly meet all the criteria of proved oil and gas reserves as defined in Rule 4-10 of Regulation S-X. We did therefore have reasonable certainty-from a given date forward for all periods presented, from known reservoirs, and under existing economic conditions, operating methods and government regulations-that the volumes of reserves we presented would be produced within the timeframes we stated, given that conditions remain relatively the same. Thus, the proved reserves of both the Trust and the underlying properties do not require adjustment.
In future filings, we will revise the above-referenced disclosures on pages 5 and 21 to remove the following:
“and no assurance can be given regarding the amount or timing of actual production from the underlying properties.”
Reserves, page 22
2.	“Although you have stated that you do not have proved undeveloped reserves you have not stated why you believe you do not have any proved undeveloped reserves. Supplementally, with a view toward disclosure, tell us why you believe you do not have any proved undeveloped reserves.”

Securities and Exchange Commission
January 11, 2011

Response:
The underlying properties selected for inclusion in the Trust were mature producing properties and therefore are essentially fully developed. In the case of the properties operated by Whiting Petroleum Corporation (“Whiting”), technical studies have not identified any additional drilling locations that would meet the criteria of proved undeveloped reserves as defined in Rule 4-10 of Regulation S-X. Further, Whiting had no capital allocated for additional drilling on the operated underlying properties at the time the December 31, 2009 reserve report was prepared. Therefore, no proved undeveloped reserves were assigned to the underlying properties operated by Whiting.
In the case of the underlying properties operated by other companies, Whiting typically has not prepared technical studies of additional drilling potential. However, Whiting will receive an Authority for Expenditure (“AFE”) from the other operators, from time to time, proposing additional drilling. The decision whether to approve the AFE is dependent on the economic analysis prepared when the AFE is received. At the time the December 31, 2009 reserve report was prepared, there were no drilling proposals on non-operated underlying properties that met the definition of proved undeveloped reserves.
In light of the Staff’s comment, however, in future filings we will include the following disclosure in Item 2 beneath our reserve tables for periods whereby no proved undeveloped reserves have been identified:
“The above tables do not include any proved undeveloped reserve quantities as of December 31, 20XX because the underlying properties consist of mature producing properties that are essentially fully developed. Technical studies have not identified any drilling locations that meet the criteria of proved undeveloped reserves, nor has any future capital been committed for the development of proved undeveloped reserves on the underlying properties.”
3.	We note you present the reserves attributable to your 90% NPI through October 2017 in tandem with reserves attributable to the total economic life of the underlying properties. We also note the amounts presented as attributable to the total economic life of the underlying properties appear to be 100% of the underlying reserves as shown in your year-end reserves report. Please clarify for us why you present reserves attributable to the total economic life of the

Securities and Exchange Commission
January 11, 2011

underlying properties in light of the termination of the trust upon production of 9.11 MMBOE. In addition, explain to us why you appear to present these amounts on a 100% basis, as such basis appears to include quantities that would otherwise not be available to satisfy the interests of your unitholders.
Response:
We present reserves attributable to the total economic life of the underlying properties because we believe this information is meaningful to investors. This reserve information is meaningful because the full economic life data allows investors to determine the amount by which the total proved reserves associated with the underlying properties (upon which the 90% NPI is contractually based) exceeds the minimum quantity of oil and gas reserves needed from those properties to fully fund the 90% net profits interest remaining in them.
Pursuant to the terms stipulated in the Trust’s conveyance agreement, the NPI contractually terminates when 9.11 MMBOE (on a 100% basis) have been produced and sold from the underlying properties. We therefore present reserve amounts attributable to the underlying properties on a 100% basis, as this presentation is meaningful to investors because it is (i) comparable to the underlying properties’ 9.11 MMBOE as disclosed in various sections elsewhere in the Form 10-K and (ii) comparable to the underlying properties’ supplemental oil and gas reserve information presented on pages 50 and 51 of the Form 10-K. In light of the Staff’s comment, however, in future filings we will also disclose in a footnote to this table the reserve amounts attributable to the underlying properties on a 90% basis. If we had included such disclosure in the Form 10-K beneath our reserve tables in Item 2, it would have read as follows:
“The underlying properties’ estimated proved reserves as of December 31, 2009 on a 90% basis were 8,347 MBOE, which reserve amount includes only those quantities of proved reserves in the underlying properties that are available to satisfy the interests of Trust unitholders and does not include the remaining 10% of proved reserves in the underlying properties to which only Whiting would be entitled.”
4.	We could not find any disclosure concerning delivery commitments. Please see Item 1207 and comply with all applicable disclosure points. If you do not have any delivery commitments, please state as such.

Securities and Exchange Commission
January 11, 2011

Response:
Currently, neither the Trust nor Whiting has entered into contractual commitments with respect to the underlying properties to provide fixed and determinable quantities of oil or gas in the future. In future filings, we will therefore include disclosure as follows unless our circumstances change with respect oil and gas delivery commitments:
“Neither the Trust nor the underlying properties are committed to deliver fixed quantities of oil or gas in the future under existing contracts or agreements.”
At your request, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosures in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Bracewell & Giuliani LLP
/s/ Thomas W. Adkins

Thomas W. Adkins